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EXHIBIT 99.01

[VISTA GOLD LOGO]              FIRST QUARTER REPORT - 2001

                               DEAR FELLOW SHAREHOLDERS:

Through the first quarter of 2001, gold prices remained under pressure from both a strong dollar and new gold sales. With consolidation in the industry and the need for creative financing, some gold producers are returning to hedging. Countering this, physical demand, particularly in India, the Middle East, and parts of Asia, is improving. Consequently gold has remained entrenched in a $255 to $265 per ounce trading range for most of the quarter.

The strength of the U.S. dollar continues to hurt the gold price. Although it would seem that the dollar should weaken as the U.S. economy declines and interest rates are reduced, this has not been the case. The depreciation of the Euro and the Australian and Canadian dollars seems to have outpaced any changes to the U.S. currency.

The Hycroft mine continues to produce gold from the rinsing of the existing leach pads, with 1,387 ounces recovered in the first quarter. Gold production for the same period last year was 4,927 ounces. The current lower production was expected. Management estimates an additional 1,600 ounces of gold will be recovered through the remainder of the year. The declining gold production resulted in a $0.5 million ($0.01 per share) loss in the first quarter of 2001, compared to a $0.2 million loss in the same quarter last year. At the end of the quarter, the Corporation had $2.1 million in working capital, including $1.2 million in cash.

The Corporation has continued in its efforts to generate working capital. In February, four haul trucks from the Hycroft mine were sold for net proceeds of $1.8 million. In March, a hydraulic shovel was sold for net proceeds of $0.8 million. $0.6 million of these proceeds were used to retire the equipment loan. These equipment sales are consistent with the Corporate strategy to maintain our core asset - the Hycroft mine - without diluting the position of our existing shareholders. Management estimates that it will have sufficient capital to continue the current level of activity through March 2002. This will provide time to seek value-adding partnerships without being unduly pressured by a lack of funds.

As I reported to you last quarter, management has examined restarting the run-of-mine heap leaching operation at Hycroft. The optimized production scenario would produce 350,000 ounces of gold over a five-year period at a cash cost of $183 per ounce and provide an after-tax internal rate of return of 37-percent at a $300 gold price. Following the sale of the trucks and shovel, an estimated $20 million dollars of capital including $5 million of working capital will be required to restart operations at Hycroft. Additional investment in exploration could further enhance the project economics. If the Corporation were to obtain financing, mining operations could restart immediately, as the project is fully permitted, and infrastructure and key management are in place.


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Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado. Its holdings include the Hycroft mine in Nevada, a development project in Bolivia, and exploration projects in North and South America.




Ronald J. (Jock) McGregor
President and Chief Executive Officer


May 1, 2001

The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (720) 981-1185 or (866) 981-1185.





(720) 981-1185 - VOICE    7961 SHAFFER PARKWAY - SUITE 5   (720) 981-1186 - FAX
                              - LITTLETON, CO 80127